==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           ARV ASSISTED LIVING, INC.
                               (Name of Issuer)

                                 Common Stock
                                 No Par Value
                        (Title of Class of Securities)

                                --------------

                                   00204C107
                                (CUSIP Number)

                             EMERITUS CORPORATION
                      (Name of Persons Filing Statement)

                              Raymond Brandstrom
                              3131 Elliot Avenue
                                   Suite 500
                           Seattle Washington 98121
                            Tel. No.: 206-298-2909
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
         Phillip Mills                               Michael Stansbury
         Davis Polk & Wardwell                       Perkins Coie
         450 Lexington Avenue                        1201 Third Avenue
         New York, New York 10017                    Suite 4000
         Tel. No.: 212-450-4000                      Seattle, Washington 98101
                                                     Tel. No.: 206-583-8888

                                October 2, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

                                --------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

==============================================================================





                                 SCHEDULE 13D

CUSIP No. 00204C107

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Emeritus Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          WC, OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          WA

                                  7    SOLE VOTING POWER

                                        958,700

        NUMBER OF SHARES          8    SHARED VOTING POWER
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON              0
             WITH
                                  9    SOLE DISPOSITIVE POWER

                                        958,700

                                 10    SHARED DISPOSITIVE POWER

                                       0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          958,700

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [X]
          CERTAIN SHARES*

          See Item 5

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%

   14     TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, no par value per share (the "Shares"), of ARV Assisted Living, Inc., a California corporation (the "Company" or "ARV"). The principal executive offices of the Company are located at 245 Fisher Avenue, Suite D-1, Costa Mesa, CA 92626.

               Item 2.  Identity and Background.

               The name of the person filing this statement is Emeritus Corporation, a Washington corporation ("Emeritus").

               The address of the principal business and the principal office of Emeritus is 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Emeritus is set forth on Schedule A.

               Emeritus is a long-term care services company focused on operating residential type assisted living communities.

               During the last five years, neither Emeritus, nor any other person controlling Emeritus nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               The aggregate amount of funds required by Emeritus to purchase the 958,700 Shares directly owned by it referred to in Item 5 hereof (the "Emeritus Shares") and to pay related costs was approximately $11.4 million. Of such funds, as of the date hereof, approximately $7.4 million was obtained through margin loans from Ragen MacKenzie Incorporated, Seattle, Washington. The balance of such funds was obtained from the working capital of Emeritus. Future purchases of Shares, if any, by Emeritus or its affiliates would be financed from (a) the working capital of Emeritus, (b) margin loans and (c) other third party sources. In the event that Emeritus acquires all the equity of ARV, it will need funds in addition to its existing resources. While Emeritus has had extensive discussions with prospective sources of financing including banks, institutional investors and private debt and equity sources, to date it has not entered into any definitive agreements for specifically the purpose of acquiring Shares.

               Item 4.  Purpose of Transaction.

               Emeritus has acquired the Emeritus Shares for the purpose of obtaining a significant equity position in the Company. Emeritus has been evaluating the Company and has been considering a number of alternatives, including acquiring control of the Company. The following is a description of various events leading up to Emeritus' proposal to the Company on October 12, 1997 to acquire all of the outstanding common stock of the Company at $16.50 per share:

               In late June 1997, Daniel R. Baty, the Chairman and Chief Executive Officer of Emeritus, telephoned Gary L. Davidson, the Chairman, President and Chief Executive Officer of ARV, and later visited Mr. Davidson at the ARV headquarters on July 3, 1997. During these interactions Mr. Baty stated Emeritus' interest in exploring a business combination between the two companies.

               According to the Company's Preliminary Proxy Statement (the "ARV Proxy Statement") filed on August 22, 1997 with the Securities and Exchange Commission, on June 27, 1997 the Company entered into an exclusivity agreement with Prometheus Assisted Living L.L.C. ("Prometheus"), an affiliate of Lazard Freres Real Estate Investors L.L.C. ("Lazard"), pursuant to which the Company agreed not to pursue a transaction with any other investor prior to August 8, 1997 while negotiations on definitive agreements with Prometheus were in process. The Company also engaged Salomon Brothers as its financial advisor on that date with respect to the potential transaction. Between June 27, 1997 and July 13, 1997, the Company and Prometheus negotiated the specific terms of the proposed transaction and reached agreement on the form of the definitive agreements pertaining to a transaction with Prometheus (the "Prometheus Transaction").

                On July 10, 1997, Emeritus delivered the following letter to Mr. Davidson:

                           [LETTERHEAD OF EMERITUS]


July 10, 1997

Gary L. Davidson
Chairman of the ARV Board, President,
Chief Executive Officer
ARV Assisted Living, Inc.
245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626

   Re: Proposal

Dear Mr. Davidson:

               Starwood Capital Group, LLC ("Starwood") and Emeritus Corporation ("Emeritus") would like to present to you and your Board of Directors a detailed proposal for the acquisition of ARV Assisted Living, Inc. ("ARV"). As discussed below, alternative proposals would be designed to result in a minimum value of $14.00 per share to ARV shareholders, optional liquidity, and the opportunity to participate in the upside of the combined entities.

               In the first alternative, Emeritus would acquire ARV in a tax free merger or similar business combination transaction in which ARV shareholders would receive Emeritus Common Stock equal in value to a minimum of $14.00 for each share of ARV Common Stock. Starwood, through a significant investment in Emeritus, would provide ongoing financing for the combined company.

               In the second alternative, the ARV shareholders would be offered consideration consisting of Emeritus Common Stock and cash. The consideration would be valued at a minimum of $14.00 per ARV share of Common Stock and, at the election of ARV shareholders, could consist of up to 50% in cash. Starwood, through its private $830 million investment fund, would provide financing for the cash portion of the offer and ongoing financing for the combined company.

               Of course, a number of structuring, tax and regulatory considerations would have to be addressed before arriving at an agreement in principle, but the objective would be to achieve a minimum value of $14.00 per share for ARV shareholders and immediate liquidity if desired. Nevertheless, both Starwood and Emeritus, are familiar with ARV' assets and operations and will be in a position to accelerate the due diligence process.

               As you know, Starwood has reviewed with your management team certain information, pursuant to that certain confidentiality agreement dated April 3, 1997, between ARV and Starwood. Starwood has of course not shared any such confidential information with Emeritus.

               Independent of Starwood, Emeritus has visited and inspected 41 of 48 properties, analyzed publicly available financial information, and currently owns approximately 4.9% of the outstanding ARV common stock, which shares were acquired prior to any contact between Emeritus and Starwood.

               Starwood and Emeritus believe that the combination of Emeritus, ARV, and Starwood would create the largest, strongest and fastest growing company in the assisted living industry. We also believe that these proposals provide a significant premium value to the ARV shareholders of over 35% above the current market price, and a superior value and more attractive liquidity option than other transactions you may be currently contemplating, while allowing them the flexibility of continuing their investment in what would be the dominant and fastest growing assisted living concern in the United States.

               We propose that a meeting be held as soon as possible to discuss these proposals and explore possible structures and alternatives. We and our advisors are available to meet you in Costa Mesa at your earliest convenience. Please call us at (206) 298-2909 to arrange such a meeting.

                              Sincerely,

                              EMERITUS CORPORATION

                              By
                                    Its Chairman

                              Starwood Capital Group, LLC

                              By
                                    Its Managing Director


                                 *     *     *

               Mr. Davidson responded to the above letter by delivering the following letter to Mr. Baty on July 11, 1997:

                              [LETTERHEAD OF ARV]
July 11, 1997

Mr. Daniel R. Baty
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121-1031

Dear Dan:

               Thank you for your July 10th fax. I have forwarded copies to each of the directors for their review. We are attempting to schedule a meeting next week to consider your proposal.

                                    Sincerely yours,

                                    Gary L. Davidson

P.S.  I see from the national weather report that it's still cloudy in Seattle
      - it's sunny in Costa Mesa.

                                 *     *     *

               According to the ARV Proxy Statement, on July 13, 1997, a special meeting of the ARV Board of Directors was called to discuss the proposed transaction with Prometheus and the July 10, 1997 letter from Emeritus. According to the ARV Proxy Statement, at a meeting of the ARV Board of Directors on July 14, 1997, after Salomon Brothers delivered its written opinion to the ARV Board of Directors expressing its opinion that the cash price of $14.00 per share of Common Stock to be received by the Company in connection with the Prometheus Transaction is fair to the Company from a financial point of view, the ARV Board of Directors voted unanimously to approve the Prometheus Transaction. The Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), as amended on July 20, 1997 and July 22, 1997, by and among the Company, Lazard and Prometheus. The Stock Purchase Agreement provides for the sale by the Company to Prometheus of up to 9,653,325 shares of common stock, no par value, of the Company, or approximately 49.9% of the outstanding Shares, at a purchase price of $14.00 per share. In addition to the Stock Purchase Agreement, the Company, Lazard and Prometheus entered into a Stockholders' Agreement dated as of July 14, 1997 (the "Stockholders Agreement"), pursuant to which Prometheus will be entitled to designate four of 11 members of the ARV Board of Directors. The Stockholders Agreement also provides that any action of the ARV Board of Directors not in the ordinary course of business (with certain exceptions) will require the affirmative vote of eight of 11 members of the ARV Board of Directors.

               On July 15, 1997 the Company and Prometheus issued a joint press release announcing the Prometheus Transaction. On July 16, 1997, the Company and Prometheus held a joint conference call with analysts of the Company to discuss the Prometheus Transaction.

               On July 21, 1997, Emeritus delivered the following letter to the ARV Board of Directors:

                           [LETTERHEAD OF EMERITUS]

July 21, 1997

To the Members of the
Board of Directors of
ARV Assisted Living, Inc.

Gentlemen:

               We were surprised and disappointed with the press release issued by ARV Assisted Living, Inc. ("ARV") announcing the terms of the proposed issuance of a 49.9% equity stake to Prometheus Assisted Living LLC ("Prometheus") and the adoption of a shareholders rights plan (the "Rights Plan").

               As you know, on July 10, 1997, we sent your chairman, Gary Davidson, a written proposal pursuant to which we would acquire ARV in a transaction which valued ARV common stock at $14 per share. In Mr. Davidson's written response to us dated July 11, 1997, he indicated that our proposal had been forwarded to each of the directors of ARV, and proposed scheduling a meeting for the following week to consider such proposal.

               The Prometheus transaction, and certain statements made by both Prometheus and Mr. Davidson in connection therewith, raises a number of very serious concerns:

               1. As we understand the proposed Prometheus transaction,
            Prometheus may purchase newly-issued ARV common stock over two years at a price of $14 per share. This, in our view, is significantly less attractive to the ARV shareholders than our offer to purchase all of the shares for the same purchase price per share. We note that the closing price for ARV's shares two days after the announcement of the Prometheus transaction was only $12-1/2 per share, reflecting the market's own tepid reaction to such proposed transaction. As holders of approximately 4.9% of ARV's common stock, we consider the proposed Prometheus transaction to be highly dilutive to the long-term value of the existing shareholders' common stock.

               2) It is apparent that ARV's board never gave serious
            consideration to our proposal. We believe that, both in failing to meet with us regarding our proposal and in entering into the proposed transaction with Prometheus, the board of directors of ARV (the "Board") breached its fiduciary duty to maximize shareholder value.

               3) The potential break-up fee of up to $13 million for
            Prometheus is enormous in light of the size of the proposed transaction. A typical break-up fee for a transaction of this type does not exceed 3% of the proposed transaction (in this case, $134.4 million, implying a maximum break-up fee of approximately $4.0 million). Perhaps even more importantly, we do not see any benefit to ARV in agreeing to pay a break-up fee to Prometheus, since the proposed transaction with Prometheus is not itself designed to maximize shareholder value. Thus, the break-up fee does not satisfy the primary purpose of such fees, namely to protect the value created by a transaction. Rather, it merely shifts up to $13 million of value from any other transaction that might be proposed away from ARV's shareholders.

               4) We believe that the Rights Plan constitutes an inappropriate attempt to entrench current management, especially in light of the fact that it was apparently adopted in direct response to our proposal and in order to deter any challenge to the proposed Prometheus transaction. In any event, it has the effect of chilling any other proposals to maximize shareholder value.

               5) In the conference call held with a number of major ARV
            shareholders, representatives of Prometheus repeatedly made a point of telling the participants that they were attracted to the announced transaction because it was entered into outside the context of competitive bid situation, thus implicitly denying the existence of our proposal despite their actual knowledge of it. Even more surprising, in response to direct questioning by one of the shareholders, Mr. Davidson affirmatively denied that ARV had received any other proposal regarding an acquisition or recapitalization of the company other than the proposal from Prometheus. Obviously, such statements by Prometheus and such statement by Mr. Davidson's are flatly incorrect and in direct contradiction of Mr. Davidson's written response to our proposal. We believe that ARV has an affirmative duty to its shareholders to correct the highly inaccurate and deceptive nature of both Prometheus' and Mr. Davidson's statements.

               6) Also during the conference call, Prometheus explained that they were only acquiring 49.9% of ARV in order to avoid certain "technical issues" involved in a change of control. We can only assume that such technical issues include the heightened duties of ARV's board in connection with a transaction involving a change in control. However, it is clear to us that the proposed transaction does result in a change in control to Prometheus. First, the transaction will result in Prometheus designating four out of eleven directors, and the bylaws of ARV being amended to require the approval of eight of the eleven directors for any board action. This obviously gives Prometheus an absolute veto power over all board actions. Second, the five-man "executive Committee" [sic] to be formed pursuant to the proposed transaction will include two of the Prometheus directors, with actions thereby requiring the approval of four out of five members. Thus, Prometheus will also have an absolute veto over executive committee actions. Finally, at 49.9%, Prometheus will be by far the largest shareholder of ARV, and will have effective voting control of ARV.

               As a consequence of the foregoing, we believe that the members of ARV's board of directors have failed to satisfy their fiduciary duty to maximize shareholder value, and have taken actions designed to entrench management to the detriment of shareholders. In addition, we believe that Prometheus and Mr. Davidson have made affirmative statements which are both false and misleading, and that ARV has an affirmative duty to correct such material misstatements.

               We believe that the shareholders for ARV have a right to be informed of our interest in pursuing a transaction with ARV. To that end, we are prepared to discuss the terms of an all-cash offer which values ARV's common stock $14 per share, and to proceed very quickly to consummate such a transaction on mutually agreeable terms.

               We hereby request the members of the board of directors of ARV to authorize and direct the appropriate officers or representatives to meet with us as soon as possible to discuss a potential transaction with us which will maximize shareholder value, and to remove any impediments to such a transaction (including the proposed transaction with Prometheus, the break-up fee included therein and the Rights Plan).

               As a significant shareholder of ARV we intend to protect our rights and those of your other shareholders.

                                    Very truly yours,


                                    Daniel R. Baty
                                    Chairman

                                 *     *     *

               According to the ARV Proxy Statement, on July 23, 1997, Prometheus purchased 1,921,012 shares of Common Stock for an aggregate purchase price of $26.9 million at the initial closing of the Stock Purchase Agreement.

               On July 25, Mr. Davidson delivered the following letter to Mr.
Baty:

                              [LETTERHEAD OF ARV]

July 25, 1997

Daniel R. Baty
Chairman
Emeritus Corporation
3131 Elliot Avenue, Suite 500
Seattle, WA 98121-1031

Dear Mr. Baty:

               The Board of Directors of ARV Assisted Living, Inc. ("ARV") has asked me to respond to your letter dated July 21, 1997. While we don't think it is necessary to address each item raised in your letter, the Board wants you to be aware of the following facts.

               First, the Board carefully reviewed and considered the terms outlined in your letter dated July 10, 1997 expressing an interest in opening negotiations with ARV. Without going into all of the details, the Board determined, based on our business judgment, that those terms were significantly less attractive (and less definitive) for ARV shareholders than the terms of the Prometheus transaction, which as Starwood knows ARV had been pursuing for a considerable time. In the Board's view, the Prometheus transaction maximizes shareholder value over the long term.

               Second, the actual break-up fee for the Prometheus transaction is $7 million, not $13 million. (The $13 million figure includes an obligation to refund Prometheus $6 million as a purchase price adjustment for its initial stock purchase.) Still, $13 million is only 3.7% of the total enterprise value of ARV based on the $14.00 per share price paid by Prometheus. As you know, this is well within the standard range for transactions like this one, especially given the fact that Prometheus is paying a premium in a transaction that does not result in a majority stake. Thus, in the Board's business judgment, the break-up fee, designed to protect the value of a transaction that was in shareholders' best interest, was reasonable.

               Third, the Shareholder Rights Plan was not adopted in direct response to your July 10 letter. ARV has been considering the adoption of such a plan for some time. The primary purpose of the Shareholder Rights Plan is to ensure maximum value for all shareholders vis-a-vis any proposed transaction involving the acquisition of a significant stake in ARV. It allows the Board an opportunity to carefully consider and evaluate both the short and long term effects of such transactions on all shareholders. As you know, many companies have adopted similar rights plans and have subsequently been acquired. The Rights Plan does not therefore deter other proposals, it deters only those proposals that do not maximize shareholder value in the view of the Board of Directors. For these reasons, all seven members of our Board unanimously approved the Shareholder Rights Plan, including the five non-management directors.

               The Board's decisions were all made based on each Board member's business judgment after careful consideration of all facts, with the assistance of sophisticated professional advisors, and taking into account each Board member's background and experience. Contrary to your reckless allegations, Board members have acted in good faith to carry out our respective fiduciary duties under the laws of the State of California. Accordingly, there is no need to reconsider our decision regarding your July 10 letter.

               Finally, please be advised that any attempt by Emeritus or its partner Starwood Capital Group, LLP to interfere in the ARV-Prometheus transaction would constitute a blatant disregard of Starwood's commitment and legal obligation under the Confidentiality Agreement dated April 3, 1997, the implications of which would go far beyond the context of this transaction. Moreover, any steps taken by Emeritus/Starwood to interfere with the ARV-Prometheus transaction would also constitute tortious interference with contract and economic relations under California law. ARV is prepared to take whatever steps may be necessary to protect and enforce its rights and the rights of its shareholders.

                                    Sincerely,

                                    Gary L. Davidson
                                    Chairman, ARV Assisted Living, Inc.

cc:       Board of Directors
          William J. Cernius, Esq. - Latham & Watkins
          Robert P. Freeman - Lazard Freres
          Kevin J. Grehan - Cravath, Swaine & Moore


               On August 22, 1997 the Company filed the ARV Proxy Statement for the purpose of seeking shareholder approval at the next ARV annual meeting for the Prometheus Transaction, as well as related proposals to amend the Company's articles of incorporation to increase the maximum number of authorized directors of the Company from nine to 11. In addition, shareholder approval is being sought by the Company to approve the following additional proposals: (i) a proposal to reincorporate the Company as a Delaware corporation and (ii) a proposal to elect seven members to the ARV Board of Directors. So far as Emeritus is aware, the Company has not called an annual meeting or mailed its proxy statement to shareholders as of the date hereof.

               Emeritus believes that the Prometheus Transaction constitutes a change of control and is not in the best interest of the shareholders of ARV because, among other things:


        o A 49.9% ownership of ARV by Prometheus gives Prometheus effective control of ARV without providing the current shareholders with a control premium or an immediate benefit of any kind;

        o Prometheus has a veto over all transactions that are not in the "ordinary course" (which is defined to give Prometheus a veto over, among other things, ARV's annual operating budget, any acquisition or sale of 1% of ARV's assets or incurrence of debt exceeding 1% of ARV's assets and the appointment of the Chairman, Chief Executive Officer and President of ARV);

        o Prometheus is allowed to acquire additional Shares after a three year standstill period, and thus acquire sole control of director elections and stockholders votes; and

        o The voting arrangements between Prometheus and the ARV management effectively exclude the public shareholders from participating in any decision making process by allowing Prometheus and the ARV Board of Directors to determine who is elected as a director of ARV.


               After carefully considering a number of options (including discussing certain transactions with Prometheus), the Company sent the following letter to ARV on October 12, 1997, proposing an acquisition of all of the outstanding common stock of ARV for $16.50 per share in cash (the "Emeritus Proposal"), which proposal Emeritus believes is significantly more attractive to ARV and its shareholders than the Prometheus Transaction:

                           [LETTERHEAD OF EMERITUS]

                                          October 12, 1997

Mr. Gary L. Davidson
Chairman of the Board,
   Chief Executive Officer and President
ARV Assisted Living, Inc.
245 Fisher Avenue, Suite D-1
Costa Mesa, CA 92626

Dear Mr. Davidson:

               We have carefully studied your current transaction with Lazard Freres Real Estate Investors L.L.C. and Prometheus Assisted Living L.L.C. and believe that we can offer you and your stockholders a far superior transaction.

               As you know, the Prometheus transaction contemplates selling (subject to stockholder approval) up to 49.9% of ARV's common stock to Prometheus at $14 per share, an 8% discount to the closing price of ARV's stock on Friday. If that transaction proceeds, Prometheus will acquire effective control of ARV without any value being paid to your stockholders.

               Emeritus is prepared to acquire all of the outstanding common stock of ARV for $16.50 per share in cash, a 45% premium to the $11.38 ARV stock price the day before the Prometheus transaction was first announced. Gary, clearly this is a fair price for your stockholders in light of the ARV valuation analysis disclosed in your proxy statement for the Prometheus transaction.

               This proposal is authorized by Emeritus' board of directors. Emeritus has had extensive discussions with prospective sources of financing for this proposal. Based upon those discussions we are confident that we can conclude the necessary financing required to effect the combination of our two businesses on a timely basis. In addition, last week we announced a proposed $25 million equity investment in Emeritus by NorthStar Capital Partners LLC (a private investment group with financial backing from a Union Bank of Switzerland securities affiliate and Quantum Realty Partners, a fund advised by Soros Fund Management LLC), further strengthening our balance sheet.

               The transaction would be subject to negotiation and execution of a definitive acquisition agreement, approval by your stockholders, and receipt of all necessary regulatory and other approvals. We contemplate that the definitive agreement would contain terms and conditions customary in this type of transaction.

               ARV and Emeritus are two of the leading companies in the senior housing services business. Emeritus currently holds interests in 115 communities representing capacity for 10,900 residents in 25 states and Canada. ARV currently owns and/or operates 49 assisted living facilities with approximately 6,300 units in 11 states. Together, the strategic business combination of our two companies would create a powerful critical mass, positioning the combined enterprise well for its rapid growth both internally and through acquisitions, providing the finest living facilities for its thousands of senior citizen residents, and building value for its employees, business partners, communities and, in turn, investors.

               Emeritus has recently increased its ownership position in ARV stock to approximately 8% which it is required to report to the SEC in a
Schedule 13D filing on Tuesday. Accordingly, we intend to publicly announce our proposal by press release on Monday.

               Emeritus and its advisers are available to meet with you and your advisers immediately.

                                          Sincerely yours,


                                          Daniel R. Baty
                                          Chief Executive Officer


                                  *    *    *


               Emeritus intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Emeritus. If such negotiations result in a definitive merger agreement between the Company and Emeritus, the consideration to be received by holders of Shares could include or consist of securities, cash or any combination thereof.
On October 14, 1997, the ARV Board of Directors announced that the Company is not for sale and that the ARV Board of Directors intends to continue its commitment to its transaction with Prometheus and not pursue negotiations with Emeritus. There can be no assurance that such negotiations will occur, or if such negotiations occur, as to the outcome thereof. In the event that Emeritus proceeds to acquire ARV, Emeritus will, at that time, evaluate what if any changes it might make to the ARV Board of Directors or the management team as well as any changes to the ARV business, capital or corporate structure including, but not limited to, causing the Shares to be delisted or deregistered.

               Additionally, Emeritus intends to vigorously pursue its alternatives for acquiring control of ARV. Although Emeritus has not determined to engage in any of the following (and there can be no assurance that Emeritus will engage in any of the following), among the alternatives that Emeritus has considered and is continuing to consider are:


        o Acquiring additional Shares in the open market or otherwise;

        o Commencing a tender offer for the outstanding Shares;

        o Contesting the Prometheus Transaction and the related proposals at the ARV annual meeting if such matters are brought to a vote of ARV shareholders;

        o Calling a Special Meeting of the shareholders to remove some or all of the ARV Board of Directors to allow the ARV shareholders to consider Emeritus' acquisition proposal;

        o Presenting a demand to the Company to inspect the books and records of the Company;

        o Presenting a demand to the Company to inspect and receive a copy of the Company's shareholders list; and

        o Commencing litigation to invalidate the Company's stockholders rights plan and with respect to other matters.

               Item 5. Interest in Securities of the Company.

               (a) Emeritus has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 958,700 Shares, representing approximately 8.28% of the outstanding Shares of the Company. Kelly Price, the Chief Financial Officer of Emeritus and Stanley L. Baty, the son of Daniel R. Baty, the Chief Executive Officer of Emeritus, beneficially own 200 Shares and 1,000 Shares respectively. Emeritus may be deemed to beneficially own the 1,200 Shares owned by Mr. Price and Mr. Baty. Emeritus disclaims beneficial ownership of the 1,200 Shares. Except as set forth in this
Item 5(a), neither Emeritus, nor any other person controlling Emeritus, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

               (b) Emeritus has sole power to vote and to dispose of 958,700 Shares. To Emeritus' knowledge, Kelly Price and Stanley L. Baty have the sole power to vote and to dispose of 200 Shares and 1,000 Shares, respectively.

               (c) Information concerning acquisitions of Shares since August 15, 1997 is set forth on Schedule B. (d) Inapplicable. (e) Inapplicable. Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Other than as set forth above, to the best knowledge of Emeritus, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               None.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 1997

                                    EMERITUS CORPORATION


                                    By: /s/ Raymond R. Brandstrom
                                        ------------------------------
                                        Name:  Raymond R. Brandstrom
                                        Title: President


                                                             SCHEDULE A

                 DIRECTORS AND EXECUTIVE OFFICERS OF EMERITUS

               The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Emeritus are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer is Emeritus Corporation, 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. Directors are identified by an asterisk. Each such person is a citizen of the United States, except Mr. Iue, who is a citizen of Japan and Mr. Carter, who is a citizen of the United Kingdom.

Name and Business Address                           Position with Emeritus; Principal Occupation or Employment
----------------------------------             --------------------------------------------------------------------
Daniel R. Baty*                                Mr. Baty has served as its Chief Executive Officer and as a director since 1993 and became Chairman of the Board in April 1995.

Raymond R. Brandstrom*                         Mr. Brandstrom has served as its President and Chief Operating
                                               Officer and as a director since 1993.

Motoharn Iue*                                  Director of Emeritus since April 1995.  Mr. Iue has served as
Sanyo North America Corporation                Chairman of the Board of Sanyo North America Corporation and
2055 Sanyo Avenue                              President of Three Oceans Inc. since October 1996.
San Diego, CA  92173

Tom A. Alberg*                                 Director of Emeritus since November 1995.  Since January 1996,
Madrona Investment Group LLC                   Mr. Alberg has been principal of Madrona Investment Group, LLC,
1000 Second Avenue, Suite 3700                 a private merchant banking firm.
Seattle, WA  98104

Patrick Carter*                                Director of Emeritus since November 1995.  Since 1985, Mr. Carter
Westminster Health Care Holdings,              has been Chief Executive Officer and Managing Director of
  PLC                                          Westminister Health Care Holdings, Plc., a publicly held operator of
48 Leiscester Square                           skilled-nursing facilities in the United Kingdom.
London, UK  WC 2H 7WH

William E. Colson*                             Director of Emeritus since 1995.  Mr. Colson is a founder of
Holiday Retirement Corp.                       Holiday Retirement Corp. and, since 1987, has been its President
2250 McGilchrist Street, Suite 200             and Chief Operating Officer.
Salem, OR  97302

Kelly J. Price                                 Vice President, Chief Financial Officer and Secretary.

Gary D. Witte                                  Vice President, Operations.

Frank A. Ruffo                                 Vice President.

Michelle A. Bickford                           Vice President of New Business Development.

Sarah J. Curtis                                Vice President of Sales and Marketing.

James S. Keller                                Director of Accounting and Controller.


                                                                    SCHEDULE B


    TRANSACTIONS IN SHARES OF THE ISSUER SINCE AUGUST 15, 1997 BY EMERITUS

               All of the purchases of Shares set forth below were made in the open market.


                                                                                             Aggregate
     Date of Transaction     Number of Shares Purchased      Price Per Share              Purchase Price
     -------------------     --------------------------      ---------------              --------------
           9/11/97                     20,000                    $11.05                       $221,000
           10/2/97                     25,000                    $13.22                       $330,500
           10/2/97                     42,700                    $13.25                       $565,775
           10/3/97                    100,000                    $14.50                     $1,450,000
           10/7/97                     30,000                    $15.17                       $455,100
           10/8/97                     23,000                    $15.17                       $348,910
          10/10/97                    168,000                    $14.97                     $2,514,960